

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2022

Vimal Mehta, Ph.D.
Chief Executive Officer
BioXcel Therapeutics, Inc.
555 Long Wharf Drive
New Haven, CT 06511

> **Re: BioXcel Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed May 27, 2022**
> **Filed 333-265277**

Dear Dr. Mehta:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter N. Handrinos